LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
February 23, 2023
Mr. John Lee
Mr. Keith Carpenter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Registrant”)
File Nos. 333-215588 and 811-23226
Roundhill Big Tech ETF (S000079576)
Roundhill Big Airlines ETF (S000079577)
Roundhill Big Defense ETF (S000079578)
Roundhill Big Bank ETF (S000079579)
Roundhill Big Oil ETF (S000079580)
Roundhill Big Railroad ETF (S000079581)
(each, a “Fund” and collectively, the “Funds”)
Dear Messrs. Lee and Carpenter:
This correspondence responds to the additional comments the Registrant received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 225 to the Registrant’s Registration Statement on Form N-1A filed November 17, 2022 (SEC Accession No. 0000894189-22-008398) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Given that the Funds’ returns will be driven principally by their swap arrangements, the Staff requests that each Fund disclose an estimate of the cost or range of costs associated with its use of swaps in a footnote to the Fund’s fee table.
Response: The Registrant currently discloses the existence of swap financing cost as an indirect cost of investing in the Fund in a footnote to the fee table; however, the Registrant respectfully declines to disclose an estimate of such cost for several reasons. First and likely in contrast to funds employing similar but leveraged strategies, the ultimate cost associated with a Fund’s use of swaps is expected to have a minimal impact on the Fund’s performance. Not only is the cost spread out over 100% of the Fund’s assets, but the Funds’ Adviser anticipates that the yield from those assets (e.g., U.S. Treasuries) will, in many cases, approximate the swap financing cost and in some cases, exceed such financing cost thereby further minimizing the effect of such cost, which is already an indirect cost similar to any other trading expense. Second, any estimate of a Fund’s swap financing cost would not provide prospective investors and shareholders with meaningful or useful information. The cost of financing a swap is a function of multiple variable terms, including the financing spread and lending rates, that fluctuate as frequently as daily. As a result, any estimate disclosed in the Funds’ Prospectus would become inaccurate, and potentially materially inaccurate, within a short period of time. Moreover, because the terms of swap arrangements may differ from fund to fund (e.g., swap reset periods) and there is no prescribed methodology for calculating the financing cost of a swap (and a quick survey of existing swap financing cost disclosures reflects the resulting broad range of costs disclosed), an estimate of the swap financing cost is not useful to prospective investors and shareholders even for comparison purposes. Third, as stated previously, the disclosure of such indirect investment costs is neither required by Form N-1A nor uniformly commented on by the Staff with respect to either instruments or registrants. As a result, such costs are not disclosed by other registrants that use swaps or other instruments that incur similar investment costs to a similar or greater extent. The implications of such disparate disclosure may not only unduly disadvantage the Registrant, but also may prevent a prospective investor from pursuing an investment option he or she would have otherwise.
2.To the extent any Underlying Issuers are foreign issuers, please confirm they will be required to comply with the Holding Foreign Companies Accountable Act (“HFCAA”) and make filings with the SEC with regard to information required to be reported under the Securities Exchange Act of 1934.
Response: The Registrant confirms that to the extent the Funds invest in Underlying Issuers that are foreign issuers, they will do so through ADRs listed on a U.S. national securities exchange. As a result, any such Underlying Issuers will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and subject to applicable reporting requirements thereunder.
3.Please indicate to the Staff each Fund’s anticipated minimum number of Underlying Issuers. To the extent each Fund expects to invest in fewer than five Underlying Issuers, the Staff may have additional comments regarding the sufficiency of the Funds’ disclosure with respect to such Underlying Issuers.
Response: The Registrant confirms that each Fund’s portfolio will comprise five or more Underlying Issuers initially. The Registrant has revised the Funds’ Prospectus disclosure to reflect this change in the number of Underlying Issuers. Under normal circumstances, the Registrant expects each Fund to maintain its initial number of Underlying Issuers. If it becomes necessary to reduce the number of Underlying Issuers in a Fund to fewer than five due, for example, to corporate actions (e.g., a merger) affecting the Fund’s Underlying Issuers, the Registrant will consider whether it is necessary or appropriate to augment or otherwise revise its disclosure to ensure prospective investors and shareholders have information sufficient to make an informed decision regarding an investment in the Fund.
4.Please confirm that each Fund’s designated index to be used for VaR testing purposes consistent with Rule 18f-4 under the Investment Company Act 1940 will comprise more constituents than the Underlying Issuers for each Fund.
Response: The Registrant confirms that the designated index to be used for each Fund’s relative VaR testing comprises constituents other than the Fund’s Underlying Issuers. Rather, consistent with the definition of designated index set forth in Rule 18f-4 under the Investment Company Act of 1940 (the “1940 Act”), each Fund’s designated index is widely recognized and used currently (e.g., the NYSE FANG+ Index).
5.The Staff acknowledges the Registrant’s prior response, but notes that the proposed amendments to Rule 35d-1 under the 1940 Act have not yet been adopted and again states its position that derivatives should be valued at their market value for purposes of determining compliance with a Fund’s Rule 35d-1 80% investment policy.
Response: The Registrant disagrees with the Staff’s premise and absent a requirement to the contrary, respectfully declines to use the market value of a swap for purposes of determining a Fund’s compliance with its 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act. The Registrant believes the use of notional value is the more appropriate measurement for purposes of

Rule 35d-1 because it more accurately reflects a Fund’s investment exposure to, and thus, its investment risk associated with, a derivative’s reference asset. Section 35(d) of the 1940 Act codifies the Congressional belief that investors focus on an investment company’s name to determine the investment company’s investments and risks.1 The SEC adopted Rule 35d-1 to address certain “investment company names that are likely to mislead investors about an investment company’s investments and risks.”2 Rule 35d-1 is therefore intended to ensure that investors are fully informed about the type of investments to be made by a fund and more specifically, the risk/return profile of those investments. Because the market value of a swap effectively measures only the profit and loss on the reference asset and not the full value of the reference asset, using the market value of the swap to reflect the Fund’s exposure to the reference asset for purposes of Rule 35d-1 will almost always result in understating the extent of the Fund’s exposure to the risk/return profile of the reference asset. The Staff recognized this effect when it recently articulated that, “a total return swap on a market index generally will have a zero market value at inception, and will change in market value based on any appreciation or depreciation in the index, not on the fund’s investment exposure.”3 As a result, “[a] fund entering into a swap or other derivative referencing a market index with a notional amount of $1 million would achieve the same economic exposure as investing $1 million in the underlying securities directly, but the swap’s market value therefore generally would be far smaller than $1 million and would not reflect the swap’s investment exposure.”4 Therefore, using market value to determine the investment exposure created by a swap runs counter to the intent of Rule 35d-1 and could result in shareholders failing to appreciate the extent of a Fund’s exposure to the risks posed by a swap’s reference asset.
We note that the Staff supports its position, at least in part, by reference to the fact that the 80% investment policy required by Rule 35d-1 is an asset test; however, the Registrant believes this justification falls short for two primary reasons. First, as the Staff has also previously recognized5, the use of derivatives by registered investments companies was not nearly as prolific in 2001 when Rule 35d-1 was adopted as it is today, so there was not a need for the 80% investment policy to contemplate the valuation of derivatives. That said, there are cues in the language of the Rule that make clear “assets” was not merely intended to refer to a fund’s net assets, including the definition of “assets”, which specifically includes investment exposure achieved through the leverage created by borrowing, and the reference to “the value of [a fund’s] Assets in the particular type of investments.” Second, there is nothing in either Section 35(d), Rule 35d-1, or any other related written guidance that specifies that an asset-based test must be calculated using market value. Therefore, given the purpose of the Rule, the interests of shareholders and prospective investors, and the absence of a requirement or formal guidance to the contrary, we reaffirm our intent to use the notional value of the Funds’ swaps for purposes of determining the Funds’ compliance with their 80% investment policies adopted pursuant to Rule 35d-1. We also will disclose this practice in the Funds’ Prospectus to ensure shareholders are fully informed.
6.The Staff reiterates its position that “BIG” implicates Rule 35d-1. Please revise the Funds’ 80% investment policies to all address “BIG.”
Response: While the Registrant continues to disagree that “BIG” suggests that a Fund focuses its investments in a particular type of investment or industry, the Registrant has revised each Fund’s 80% investment policy adopted pursuant to Rule 35d-1 as requested.
1 Final Rule: Investment Company Names, SEC Release IC-24828 (Jan. 17, 2001) (“Adopting Release”) at Sec. 1.
2 Id.
3 Proposed Rule: Investment Company Names, SEC Release IC-34593 (May 25, 2022) (“Proposing Release”) at p. 50.
4 Id.
5 See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015) at n.6 and accompanying text.

7.Please provide an example of circumstances under which a Fund would not rebalance its portfolio on a quarterly rebalance date.
Response: The Registrant notes that the Adviser may elect to not rebalance a Fund’s portfolio in a given quarter if the existing Underlying Issuers continue to represent the largest companies in the target industry or industry group and the exposure to the Underlying Issuers continues be equally weighted. In other words, the Adviser would refrain from rebalancing a Fund’s portfolio only when a rebalance is not necessary because the Fund’s portfolio is already appropriately composed.
8.With respect to the industries included within the scope of the BIG Bank ETF universe, please confirm that the Fund does not include non-bank companies like investment advisory firms and clarify the Fund’s investment strategy disclosure accordingly.
Response: The Registrant confirms that it will not invest in non-bank companies such as investment advisory firms. The Fund’s 80% investment policy adopted pursuant to Rule 35d-1 currently states that the Fund invests in derivatives and other investments that provide exposure to “companies commonly identified as banks or investment banks and assigned to a bank or capital markets industry, or other industries within a financial sector.” The Registrant believes the reference to companies that are commonly identified as banks or investment banks is sufficiently clear to inform shareholders and prospective investors of the types of companies in which the Fund seeks to invest and therefore, respectfully declines to revise the Fund’s “Principal Investment Strategies” disclosure.
9.Please explain supplementally why large regional banks qualify as “BIG” for purposes of the BIG Bank ETF’s Rule 35d-1 80% investment policy.
Response: While regional banks generally are mid-sized financial institutions with a smaller geographic footprint than many national banks that is not always the case. For example, U.S. Bank and KeyBank are each regional banks that currently are the 5th and 14th largest banks in the U.S. in terms of asset size according to the Federal Reserve.6 Moreover, the size of the “largest” companies for each Fund may vary depending on the average size of companies within the industry or group of industries to which the Fund seeks to provide exposure.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

6 See Federal Reserve Statistical Release: Largest Commercial Banks at https://www.federalreserve.gov/releases/lbr/current/default.htm (Sep 30, 2022).
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